PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated July 9, 2025)	Registration No. 333-280973

COMPLETE SOLARIA, INC.

Up to 30,450,000 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 9, 2025 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-280973). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the potential offer and sale of up to 30,450,000 shares of our common stock, par value $0.0001 per share (the “common stock”), by White Lion Capital, LLC (“White Lion” or the “Selling Securityholder”).

The shares of common stock to which the prospectus and this prospectus supplement relate may be issued to White Lion pursuant to the Common Stock Purchase Agreement dated July 16, 2024 between us and White Lion, as amended by Amendment No. 1 to the Common Stock Purchase Agreement dated July 24, 2024, and as further amended by Amendment No. 2 to the Common Stock Purchase Agreement dated August 14, 2024 (as amended, the “White Lion Purchase Agreement”), establishing an equity line of credit. Such shares of our common stock include (a) up to 30,000,000 shares of common stock that we may elect, in our sole discretion, to issue and sell to White Lion from time to time during the White Lion Commitment Period (as defined below) under the White Lion Purchase Agreement (assuming the shares to be issued are sold at a price of $1.00 per share) and (b) 348,837 shares of common stock (the “Commitment Shares”) issued to White Lion as consideration for it entering into the White Lion Purchase Agreement. See “The White Lion Transaction” below for a description of the White Lion Purchase Agreement and “Selling Securityholder” for additional information regarding White Lion.

The actual number of shares of our common stock issuable to White Lion will vary depending on the then-current market price of shares of our common stock sold to the Selling Securityholder under the White Lion Purchase Agreement and are subject to the further limitations set forth in the White Lion Purchase Agreement.

We are not selling any securities under the prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of shares of common stock by the Selling Securityholder. Additionally, we will not receive any proceeds from the issuance of the Commitment Shares to White Lion. However, we may receive proceeds of up to $30.0 million from the sale of our common stock to the Selling Securityholder pursuant to the White Lion Purchase Agreement after the date of the prospectus (assuming the shares are sold at a price of $1.00 per share). The actual proceeds from White Lion under the White Lion Purchase Agreement may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold.

The Selling Securityholder may sell or otherwise dispose of the shares of common stock described in the prospectus in a number of different ways and at varying prices. See “Plan of Distribution” in the prospectus for more information about how the Selling Securityholder may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus. The Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The Selling Securityholder will pay all brokerage fees and commissions and similar expenses attributable to the sales of its common stock. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares of common stock offered hereby, including legal and accounting fees. See “Plan of Distribution” in the prospectus.

Our common stock and Public Warrants are listed on The Nasdaq Stock Market under the symbols “SPWR” and “SPWRW,” respectively. On July 18, 2025, the last reported sales price of our common stock was $1.81 per share and the last reported sales price of our Public Warrants was $0.3989 per Public Warrant.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated July 21, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 15, 2025

Complete Solaria, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45700 Northport Loop East, Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 270-2507

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SPWR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SPWRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01 Entry into a Material Definitive Agreement.

Amendments to Sandia and Meteora Forward Purchase Agreements

Complete Solaria, Inc. (the “Company”) previously announced in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2023 that the Company and Freedom Acquisition I Corp. (“Freedom”) entered into separate agreements dated July 13, 2023 (each a “Forward Purchase Agreement”, and together, the “Forward Purchase Agreements”) with each of (i) Meteora Special Opportunity Fund I, LP (“MSOF”), Meteora Capital Partners, LP (“MCP”) and Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MSOF, MCP, and MSTO collectively as “Meteora”); (ii) Polar Multi-Strategy Master Fund (“Polar”), and (iii) Sandia Investment Management LP (“Sandia”, and each of Meteora, Polar, and Sandia, individually, a “Seller”, and together, the “Sellers”) for OTC Equity Prepaid Forward Transactions.

On July 15, 2025, the Company and Meteora entered into an amendment to the Forward Purchase Agreement between Meteora and the Company, and on July 16, 2025, the Company and Sandia entered into an amendment to the Forward Purchase Agreement between Sandia and the Company (collectively, the “FPA Amendments”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Forward Purchase Agreements with each of Meteora and Sandia attached as exhibits to the Company’s Current Report on Form 8-K filed by the Company with the SEC on July 24, 2023. Any references herein to the “Forward Purchase Agreement” are to be treated as a reference to each Seller’s separate Forward Purchase Agreement and should be construed accordingly.

The FPA Amendments extend the valuation date (the “Valuation Date”) to the earliest to occur of (a) July 17, 2026, (b) the date specified by the applicable Seller in a written notice to be delivered to the Company at such Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP Trigger Event (x) a Delisting Event, (y) a Registration Failure or (z) unless otherwise specified therein, upon any Additional Termination Event and (c) 90 days after delivery by the Company of a written notice in the event that for any 20 trading days during a 30 consecutive trading day-period that occurs at least six months after the closing date of the transactions under the Amended and Restated Business Combination Agreement, dated as of May 26, 2023, among Freedom, the Company and the other parties thereto, the VWAP Price is less than the then applicable Reset Price, provided that a Registration Statement was effective and available for the entire measurement period and remains continuously effective and available during the entire 90 day notice period.

The FPA Amendments further amend the definition of “Settlement Amount Adjustment” to provide that if the expected Settlement Amount determined by the VWAP Price over the 15 scheduled trading days ending on but excluding the valuation date exceeds the Settlement Amount Adjustment, then the Settlement Amount Adjustment shall be deemed to be zero, and that if the Settlement Amount Adjustment exceeds the Settlement Amount, then the Settlement Amount Adjustment shall be paid, at the Company’s option, in cash or shares of the Company’s common stock.

The FPA Amendments also amend the definition of “Cash Settlement Payment Date” to provide that if the Settlement Amount Adjustment exceeds the Settlement Amount, the Company shall remit to the applicable Seller the difference between (i) the Settlement Amount Adjustment and (ii) the Settlement Amount. The FPA Amendments further provide that the Settlement Amount will be used solely as a calculation mechanism to determine any liability the Company may owe to the Seller via the Settlement Amount Adjustment, and notwithstanding anything to the contrary herein, the Seller shall not be required to remit the Settlement Amount to the Company or return any portion of the Prepayment Amount.

The foregoing description of the FPA Amendments does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of FPA Amendment filed herewith as Exhibit 10.1 and incorporated herein by reference.

Amendment to Polar Forward Purchase Agreement

On July 18, 2025, the Company and Polar entered into a fourth amendment to the Forward Purchase Agreement between Polar and the Company (the “Polar FPA Amendment”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Forward Purchase Agreement with Polar attached as an exhibit to the Company’s Current Report on Form 8-K filed by the Company with the SEC on July 24, 2023. Any references herein to the “Forward Purchase Agreement” are to be treated as a reference to Polar’s separate Forward Purchase Agreement and should be construed accordingly.

The Polar FPA Amendment extends the valuation date (the “Valuation Date”) to the earliest to occur of (a) August 1, 2025, (b) the date specified by the Polar in a written notice to be delivered to the Company at Polar’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP Trigger Event (x) a Delisting Event, (y) a Registration Failure or (z) unless otherwise specified therein, upon any Additional Termination Event and (c) 90 days after delivery by the Company of a written notice in the event that for any 20 trading days during a 30 consecutive trading day-period that occurs at least six months after the closing date of the transactions under the Amended and Restated Business Combination Agreement, dated as of May 26, 2023, among Freedom, the Company and the other parties thereto, the VWAP Price is less than the then applicable Reset Price, provided that a Registration Statement was effective and available for the entire measurement period and remains continuously effective and available during the entire 90 day notice period.

The foregoing description of the Polar FPA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Polar FPA Amendment filed herewith as Exhibit 10.2 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Form of Amendment to OTC Equity Prepaid Forward Transaction
10.2	Fourth Amendment to OTC Equity Prepaid Forward Transaction
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Complete Solaria, Inc.

Dated: July 21, 2025

	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

3

Exhibit 10.1

[   ] Amendment to

OTC Equity Prepaid Forward Transaction

This [   ] amendment, dated July [   ], 2025 (this “Amendment”), is entered into in respect of the OTC Equity Prepaid Forward Transaction originally executed as of July 13, 2023 by and between Freedom Acquisition I Corp., a Cayman Island exempted company (“FACT”), Complete Solaria, Inc., a Delaware Corporation (“Target”) (with FACT and Target collectively the “Company”) and [ ] (the “Seller”) (as previously amended (the “Prior Amendments”) and as may be further amended from time to time, the “EPFT Contract”) Capitalized terms used but not defined herein shall have the meaning given to them in the EPFT Contract.

Whereas, the Company and the Seller would like to further amend the EPFT Contract as set forth in this Amendment.

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledge, the Company and the Seller hereby agree to amend the following provisions of the EPFT Contract. All other terms and conditions in the EPFT Contract shall remain unchanged and continue in full force and effect.

The Valuation Date provision shall be amended to read as follows:

“Valuation Date:	The earlier to occur of (a) July 17th, 2026, which is the date that is approximately three years after the date of the closing of the Business Combination (the date of the closing of the Business Combination, the “Closing Date”) pursuant to the Amended and Restated Business Combination Agreement, dated as of May 26, 2023 (as may be further amended, supplemented or otherwise modified from time to time, the “BCA”), by and among FACT, First Merger Sub, Second Merger Sub, Solaria and Target, (b) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP Trigger Event, (x) a Delisting Event, (y) a Registration Failure or (z) unless otherwise specified therein, upon any Additional Termination Event; and (c) 90 days after delivery by the Counterparty of a written notice in the event that for any 20 trading days during a 30 consecutive trading day-period (the “Measurement Period”) that occurs at least 6 months after the Closing Date, the VWAP Price is less than the then applicable Reset Price, provided that a Registration Statement (as defined below) was effective and available for the entire Measurement Period and remains continuously effective and available during the entire 90 day notice period.”

“Settlement Amount Adjustment:	An amount equal to the product of (1) the Number of Shares as of the Valuation Date multiplied by (2) $2.00. In the event the expected Settlement Amount determined by the VWAP Price over the 15 scheduled trading days ending on but excluding the Valuation Date exceeds the Settlement Amount Adjustment, the Settlement Amount Adjustment shall be deemed to be zero. In the event the Settlement Amount Adjustment exceeds the Settlement Amount, the Settlement Amount Adjustment shall be paid, at the option of Counterparty, in cash or Shares (such Shares, the “Maturity Shares”) (other than in the case of a Delisting Event, in which case the Settlement Amount Adjustment must be paid in cash). In the event that Counterparty is eligible to pay the Settlement Amount Adjustment using Maturity Shares, Counterparty will be deemed to have elected to pay the Settlement Amount Adjustment in Maturity Shares unless Counterparty notifies Seller no later than ten Local Business Days prior to the Valuation Date that Counterparty elects to pay the Settlement Amount Adjustment in cash. In the event the Settlement Amount Adjustment is paid in Maturity Shares then, on the Valuation Date, Counterparty shall deliver to Seller an initial calculation of the Maturity Shares equal to (a) the Settlement Amount Adjustment divided by (b) the volume weighted daily VWAP Price over the 15 scheduled trading days ending on but excluding the Valuation Date (the “Estimated Maturity Shares”). The total number of Maturity Shares to be delivered to Seller by Counterparty shall be based on the volume weighted daily VWAP Price over the Valuation Period (the “Final Maturity Shares”). On the Local Business Day following the end of the Valuation Period, (i) if the Final Maturity Shares exceeds the Estimated Maturity Shares, Counterparty shall deliver to Seller an additional number of Maturity Shares equal to such excess, and (ii) if the volume weighted daily VWAP Price over the Valuation Period multiplied by the Estimated Maturity Shares exceeds the Settlement Amount Adjustment, Seller shall deliver to Counterparty a cash amount equal to such excess. By no later than the start of the Valuation Period, all Maturity Shares shall be registered for resale by the Counterparty under an effective resale Registration Statement pursuant to the Securities Act under which Seller may sell or transfer the Shares and, subject to the receipt of Seller representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) Counterparty and its counsel, bear no restrictive legend; provided, however, that Counterparty shall not be able to pay the Settlement Amount Adjustment with Maturity Shares if following the issuance of the Maturity Shares, Seller’s ownership of Shares would exceed 9.9% ownership of the total Shares outstanding immediately after giving effect to such issuance unless Seller at its sole discretion waives such 9.9% ownership limitation. To the extent that a Delisting Event occurs during the Valuation Period, the VWAP Price for the remainder of the Valuation Period shall be deemed to be zero and any election to pay the Settlement Amount Adjustment with Maturity Shares will automatically revert to a requirement that the Settlement Amount Adjustment be paid in cash such that any further payment that is to be made of the Settlement Amount Adjustment as provided above shall be made by Seller in cash.”

“Cash Settlement Payment Date:	The tenth Local Business Day immediately following the last day of the Valuation Period. On the Cash Settlement Payment Date, if the Settlement Amount Adjustment exceeds the Settlement Amount, the Counterparty shall remit to the Seller the difference between (i) the Settlement Amount Adjustment and (ii) the Settlement Amount. For the avoidance of doubt, the Settlement Amount is used solely as a calculation mechanism to determine any liability the Counterparty may owe to the Seller via the Settlement Amount Adjustment. Notwithstanding anything to the contrary herein, the Seller shall not be required to remit the Settlement Amount to the Counterparty or return any portion of the Prepayment Amount.”

No Other Amendments. All other terms and conditions of the EPFT Contract (as amended by this Amendment and the Prior Amendments) shall remain in full force and effect and the EPFT Contract shall be read and construed as if the terms of this Amendment were included therein by way of addition or substitution, as the case may be.

Execution in Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

Ratification. The terms and provisions set forth in this Amendment modify and supersede all inconsistent terms and provisions set forth in the EPFT Contract and, except as expressly modified and superseded by this Amendment, the terms and provisions of the EPFT Contract are ratified and confirmed and continue in full force and effect. All parties hereby agree that the EPFT Contract, as amended by this Amendment, shall continue to be legal, valid, binding and enforceable in accordance with their terms.

Most Favored Nation. In the event the Company enters into other similar agreements with any other investor before or after the execution of this Amendment in connection with the modification of the EPFT Contract, Company represents that the terms of such other similar agreements are not materially more favorable to such other investors thereunder than the terms of this Amendment are in respect to Seller. For the avoidance of doubt, Company acknowledges and agrees that no other provisions of the EPFT Contract are being modified in other similar agreements other than the provisions included herein, with such provisions not being modified in any different fashion in other similar agreements. In the event that another investor is afforded any more favorable terms pursuant to other similar agreements than Seller, Company shall inform Seller of such more favorable terms in writing within one business day, and Seller shall have the right to elect to have such more favorable terms included herein, in which case this Amendment shall automatically be amended to effect the same.

THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PROVISIONS THEREOF).

[the next page is the signature page]

In witness whereof, the undersigned have hereunto executed and delivered this Amendment as of July 20, 2025.

COMPANY:

COMPLETE SOLARIA, INC.

Name:	T. J. Rodgers
Title:	Chief Executive Officer

SELLER:

[ ]

Name:
Title:

Exhibit 10.2

Fourth Amendment to

OTC Equity Prepaid Forward Transaction

THIS OTC EQUITY PREPAID FORWARD TRANSACTION FOURTH AMENDMENT, dated as of July 18, 2025 (the “Fourth Amendment”), is entered into by and between Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“Seller”) and Complete Solaria, Inc., a Delaware corporations, (domesticated from Freedom Acquisition I Corp.) (the “Company”). Together, the Seller and the Company are each referred to herein as a “Party” and together as the “Parties”. Capitalized terms not defined herein shall have the meanings assigned to such terms in the EPFT Contract (as defined below).

WHEREAS, Seller, Freedom Acquisition I Corp., a Cayman Islands exempted company (“FACT”) and Complete Solaria Inc., (f/k/a Complete Solaria Holding Corporation), a Delaware corporation (as the target) entered into that certain OTC Equity Prepaid Forward Transaction, dated as of July 13, 2023 (the “Original Agreement”) as amended by a first amendment between the Parties dated as of December 18, 2023 (“First Amendment”), a second amendment between the parties dated as of May 8, 2024 (“Second Amendment”) and a third amendment between the Parties dated as of July 17, 2024 (“Third Amendment”). Together, the Original Agreement, the First Amendment, the Second Amendment and the Third Amendment are referred to herein as the “EPFT Contract”;

WHEREAS, the Parties would like to further amend the EPFT Contract; and

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree to amend the Valuation Date provision of the EPFT Contract as follows. All other terms and conditions in the EPFT Contract shall remain unchanged and continue in full force and effect.

The Valuation Date provision shall be amended to read as follows:

“Valuation Date:	The earlier to occur of (a) August 1, 2025, which is the date that is approximately 106 weeks after the date of the closing of the Business Combination (the date of the closing of the Business Combination, the “Closing Date”) pursuant to the Amended and Restated Business Combination Agreement, dated as of May 26, 2023 (as may be further amended, supplemented or otherwise modified from time to time, the “BCA”), by and among FACT, First Merger Sub, Second Merger Sub, Solaria and Target, (b) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP Trigger Event, (x) a Delisting Event, (y) a Registration Failure or (z) unless otherwise specified therein, upon any Additional Termination Event; and (c) 90 days after delivery by the Counterparty of a written notice in the event that for any 20 trading days during a 30 consecutive trading day-period (the “Measurement Period”) that occurs at least 6 months after the Closing Date, the VWAP Price is less than the then applicable Reset Price, provided that a Registration Statement (as defined below) was effective and available for the entire Measurement Period and remains continuously effective and available during the entire 90 day notice period.”

No Other Amendments. All other terms and conditions of the EPFT Contract and Prior Amendment shall remain in full force and effect and the EPFT Contract shall be read and construed as if the terms of this Amendment were included therein by way of addition or substitution, as the case may be.

Execution in Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

Ratification. The terms and provisions set forth in this Amendment modify and supersede all inconsistent terms and provisions set forth in the EPFT Contract and, except as expressly modified and superseded by this Amendment, the terms and provisions of the EPFT Contract are ratified and confirmed and continue in full force and effect. All parties hereby agree that the EPFT Contract, as amended by this Amendment, shall continue to be legal, valid, binding and enforceable in accordance with their terms.

Most Favored Nation. In the event the Company enters into other similar agreements with any other investor before or after the execution of this Amendment in connection with the modification of the EPFT Contract, Company represents that the terms of such other similar agreements are not materially more favorable to such other investors thereunder than the terms of this Amendment are in respect to Seller. For the avoidance of doubt, Company acknowledges and agrees that no other provisions of the EPFT Contract are being modified in other similar agreements other than the provisions included herein, with such provisions not being modified in any different fashion in other similar agreements. In the event that another investor is afforded any more favorable terms pursuant to other similar agreements than Seller, Company shall inform Seller of such more favorable terms in writing within one business day, and Seller shall have the right to elect to have such more favorable terms included herein, in which case this Amendment shall automatically be amended to effect the same.

THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PROVISIONS THEREOF).

In witness whereof, the undersigned have hereunto executed and delivered this Amendment as of July 18, 2025.

Company

/s/ Daniel Foley
Name: Daniel Foley
Title: Chief Financial Officer

Seller

POLAR MULTI-STRATEGY MASTER FUND
by its investment advisor,
Polar Asset Management Partners Inc.

/s/ Elisabeth Summers
Name: Elisabeth Summers
Title: General Counsel

/s/ Andrew Ma
Name: Andrew Ma
Title: Chief Compliance Officer